# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PERSPECTIVE THERAPEUTICS INC, CIK 0000728387
CUSIP: 46489V302
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 2401 ELLIOTT AVENUE, SUITE 320, SEATTLE, Washington (WA), 98121
Date of event which requires filing of this statement: 11/28/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000315066-24-002578
Filed by CIK 0000315066

## Reporting persons
- FMR LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 303,643; shared voting power 0; sole dispositive power 312,164; shared dispositive power 0; aggregate amount beneficially owned 312,164 (0.4% of the class)
- Abigail P. Johnson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 312,164; shared dispositive power 0; aggregate amount beneficially owned 312,164 (0.4% of the class)

## Item 1. Issuer
Name of issuer: PERSPECTIVE THERAPEUTICS INC
Address of issuer's principal executive offices: 2401 ELLIOTT AVENUE,SUITE 320,SEATTLE,WA,US,98121

## Item 2. Person Filing
Name of person filing: FMR LLC
Address of principal business office or, if none, residence: 245 Summer Street, Boston, Massachusetts 02210
Citizenship: Not applicable

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 312164.00
Percent of class: 0.4
Sole power to vote or to direct the vote: Please see the responses to Items 5 and 6 on the cover page.
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 312164.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: One or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the COMMON STOCK of PERSPECTIVE THERAPEUTICS INC. No one other person's interest in the COMMON STOCK of PERSPECTIVE THERAPEUTICS INC is more than five percent of the total outstanding COMMON STOCK.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See attached Exhibit 99.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Please see Exhibit 99 for 13d-1(k) (1) agreement.

## Signatures
- FMR LLC: Stephanie J. Brown, Duly authorized under Power of Attorney effective as of January 3, 2023, by and on behalf of FMR LLC and its direct and indirect subsidiaries* (12/04/2025)
- Abigail P. Johnson: Stephanie J. Brown, Duly authorized under Power of Attorney effective as of January 26, 2023, by and on behalf of Abigail P. Johnson** (12/04/2025)
Comment: * This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 10, 2023, accession number: 0000315066-23-000003. ** This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 31, 2023, accession number: 0000315066-23-000038.